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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OPTIONS TALENT GROUP (Name of issuer)
Common Stock, par value $0.001 per share (Title of class of securities)
68400Y108 (CUSIP number)

The Morgan Trust
P.O. Box 616685
Orlando
Florida 32861
Telephone (703) 930 8101
Attention: R. Edward Bell, Trustee
(Name, address and telephone number of person
authorized to receive notices and communications)
Copy to:
Not applicable
January 31, 2002 (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on following pages)

CUSIP No. 68400Y108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
The Morgan Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia, United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 106,949,892
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 69,015,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,949,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.3%

14	TYPE OF REPORTING PERSON*
OO

CUSIP No. 68400Y108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
R. Edward Bell, sole Trustee of The Morgan Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia, United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY
OWNED BY EACH	8	SHARED VOTING POWER 106,949,892
REPORTING PERSON
WITH	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 69,015,148

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
106,949,892

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.3%

14	TYPE OF REPORTING PERSON*
IN

Item 1. Security and Issuer.

        This Statement relates to the common stock, par value $0.001 per share ("Common Stock"), of Options Talent Group, a Nevada corporation (the "Company").

        The principal executive offices of the Company are located at 1801 Century Park East, 23rd Floor, Los Angeles, CA 90067.

Item 2. Identity and Background.

        (a)  This statement is filed by The Morgan Trust an irrevocable trust organized in Virginia, United States (the "Morgan Trust"), and R. Edward Bell, the sole Trustee of the Morgan Trust (the "Trustee")(the Morgan Trust and the Trustee, together, the "Reporting Persons"). The Trustee has voting and dispositive power with respect to investments made by the Morgan Trust.

        (b)  The address of the Morgan Trust and the Trustee is c/o Options Talent, Inc., 7001 Lake Ellenor Drive, Suite 200, Orlando, Florida 32809.

        (c)  The Morgan Trust is an irrevocable trust for the benefit of Patricia Erickson and R. Edward Bell.

        The Trustee's principal occupation or employment is Manager and Consultant. The principal business address of Corporate Media Services is 1701 Park Center Drive, Orlando, Florida 32835.

        (d)  Neither of the Reporting Persons, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  Neither of the Reporting Persons, has been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    The Morgan Trust is organized under the laws of Virginia, United States. The Trustee is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        On January 31, 2002, the Company acquired Options Talent, Inc. f/k/a eModel, Inc., a privately held Delaware corporation ("eModel"), through the merger of a newly formed subsidiary of the Company with and into eModel, with eModel surviving (the "Merger"). The holders of the common stock and warrants to purchase common stock of eModel received shares of Common Stock and convertible preferred stock of the Company as a result of the Merger. The Morgan Trust held warrants to purchase 1,000,000 shares of the common stock of eModel immediately prior to the Merger ("Warrants"). Pursuant to the Merger, the Morgan Trust received in exchange for its Warrants, 5,378,788 shares of Common Stock and 1,060,606 shares of the Company's Series C Convertible Preferred Stock ("Series C Preferred") convertible at any time into shares of Common Stock at a rate of 60 shares of Common Stock for each share of Series C Preferred.

Item 4. Purpose of the Transaction.

        The purpose of the acquisition of the shares of Common Stock and Series C Preferred by the Morgan Trust was to effect the sale of eModel to the Company. The Morgan Trust may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock or Series C Preferred held by it at any time.

        The Agreement and Plan of Merger executed with respect to the Merger includes provisions which may be deemed to result in the actions enumerated in Item 4 of the form of Schedule 13D. A description of such provisions are set forth below. Other than as follows, the Reporting Person and the Trustee are not aware of any plans or proposals which relate to or would result in any of the actions provided in Item 4 (a)-(j).

        (b), (c) and (f) As part of the Agreement and Plan of Merger executed by eModel and the Company with respect to the Merger, the Company has agreed to dispose of its operating subsidiaries which the Company is pursuing. Upon completion of such disposals, in the absence of any other changes, the operations of the Company would consist of the operations of eModel.

        (d)  The holders of the Series C Preferred have the ability to elect three of the five members of the Company's Board of Directors.

        (e)  Pursuant to the Merger, a total of 25,000,000 shares of Common Stock and 5,000,000 shares of Series C Preferred were newly issued by the Company.

        (g)  The Series C Preferred was designated in connection with the Merger, and the rights, preferences and other terms of the Series C Preferred would have the effect of impeding the acquisition of control of the Company by another person if the Reporting Persons chose not to cooperate with such acquisition. Further, as described in more detail in Item 6 below, certain holders of Common Stock and Series C Preferred have given proxies to the Morgan Trust which also would have the effect of impeding the acquisition of control of the Company by another person if the Reporting Persons chose not to cooperate with such acquisition.

Item 5. Interest in Securities of the Issuer.

        (a)  The Reporting Persons beneficially own 106,949,892 shares of the outstanding Common Stock of the Company. Of such shares, (i) 5,378,788 are held directly by the Morgan Trust, (ii) 63,636,360 represent shares of Common Stock into which the 1,060,606 shares of Series C Preferred held directly by the Morgan Trust may be converted at any time pursuant to the terms of such Series C Preferred, and (iii) 7,934,744 shares of Common Stock and 30,000,000 shares of Common Stock into which 500,000 shares of Series C Preferred may be converted represent shares as to which irrevocable proxies have been granted to the Morgan Trust. The 106,949,892 shares constitute 51.3% of the outstanding Common Stock, based on a total of 208,491,288 shares of Common Stock outstanding as of January 31, 2002. Such 208,491,288 share amount was calculated based upon the 89,854,928 shares of Common Stock reported as outstanding on the Company's Form 10-QSB for the quarter ended November 30, 2001, plus the 25,000,000 shares of Common Stock issued in the Merger and the 93,636,360 shares of Common Stock into which the 1,560,606 shares of Series C Preferred beneficially held by the Reporting Persons may be converted, but excludes the shares of Common Stock into which the Series C Preferred not beneficially owned by the Reporting Persons is convertible.

        (b)  The Reporting Persons share the power to vote or direct the vote of 106,949,892 shares of Common Stock. The Reporting Persons share the power to dispose or direct the disposition of 69,015,148 shares of Common Stock.

        (c)  Except with respect to the acquisition of the shares of the Company described above in Items 3 and 4 in connection with the Merger, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

        (d)  Not applicable.

        (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described in the paragraph below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The Morgan Trust is a party to that certain Stockholders' Agreement dated January 31, 2002 with the Company, Mohamed Hadid, The Paramount Trust, The Jefferson Trust, Graye Capital, Ltd. ("Graye"), Fortune MultiMedia, Ltd. ("Fortune"), Homesite Capital, Ltd. ("Homesite"), and Richard J. Walk (the "Stockholders' Agreement"). The Stockholders' Agreement provides that Mohamed Hadid and the corporate entities affiliated with Mr. Hadid (Graye, Fortune and Homesite) have granted to the Morgan Trust an irrevocable voting proxy with respect to 37,934,744 shares of Common Stock (which includes 30,000,000 shares of Common Stock into which 500,000 shares of Series C Preferred are convertible at any time). The proxy terminates upon the first to occur of the seventh annual anniversary of the date of the Stockholders' Agreement and the date upon which the Morgan Trust no longer holds any shares of Common Stock or Series C Preferred of the Company. The Stockholders' Agreement also provides for restrictions on the ability of Mohamed Hadid, Graye, Fortune and Homesite to transfer their respective shares of Common Stock and/or Series C Preferred (if applicable) in certain circumstances.

Item 7. Material to Be Filed as Exhibits.

        Exhibit 1    Joint Acquisition Statement as required by Rule 13d-1(k)(1).

        Exhibit 2    The Stockholders' Agreement described in Item 6.

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: September 19, 2002

THE MORGAN TRUST
By:	/s/ R. EDWARD BELL R. Edward Bell Trustee
/s/ R. EDWARD BELL R. Edward Bell

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds or Other Consideration.
  Item 4. Purpose of the Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURES